QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.2

Hospitality Properties Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions
(in thousands, except ratio amounts)

	Year Ended December 31,
	2011	2010		2009	2008	2007
Income from Continuing Operations	$190,440	$21,351		$193,341	$124,335	$220,224
Fixed Charges	134,110	138,712		143,410	156,844	148,110

Adjusted Earnings	$324,550	$160,063		$336,751	$281,179	$368,334

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$134,110	$138,712		$143,410	$156,844	$148,110
Preferred distributions	29,880	29,880		29,880	29,880	26,769

Total combined fixed charges and preferred distributions	$163,990	$168,592		$173,290	$186,724	$174,879

Ratio of Earnings to Fixed Charges	1.98x	0.95x	(1)	1.94x	1.51x	2.11x

(1)
The deficiency for this period was approximately $8.53 million.

QuickLinks

  EXHIBIT 12.2
Hospitality Properties Trust Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions (in thousands, except ratio amounts)